CUSIP No. 83001P109                   13G                  Page 1 of 13 Pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                                 Six Flags, Inc.
                                (Name of Issuer)

                    Common Stock, $0.025 par value per share
                         (Title of Class of Securities)

                                    83001P109
                                 (CUSIP Number)

                                   May 7, 2007
             (Date of Event Which Requires Filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










                               Page 1 of 16 Pages

CUSIP No. 83001P109                   13G/A                  Page 2 of 13 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Highbridge International LLC
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                     0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    250,000 shares of Common Stock

                    75,000 shares of 7 1/4% Convertible Preferred Stock ("Preferred Shares"), convertible into 89,825 shares of Common Stock
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    250,000 shares of Common Stock

                    75,000 Preferred Shares, convertible into
                    89,825 shares of Common Stock
-----------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,000 shares of Common Stock

            75,000 Preferred Shares, convertible into 89,825
            shares of Common Stock
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            0.36%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            OO
-----------------------------------------------------------------------

CUSIP No. 83001P109                   13G/A                  Page 3 of 13 Pages


     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Highbridge Fixed Income Opportunity Master Fund, L.P.
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    Options to purchase 14,000 shares of Common Stock
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    Options to purchase 14,000 shares of Common Stock
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            Options to purchase 14,000 shares of Common Stock
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            0.01%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            PN
-----------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 83001P109                   13G/A                  Page 4 of 13 Pages


     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Highbridge Fixed Income Opportunity Institutional Fund, Ltd.
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    Options to purchase 6,000 shares of Common Stock
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    Options to purchase 6,000 shares of Common Stock
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            Options to purchase 6,000 shares of Common Stock
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            0.00%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            CO
-----------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 83001P109                   13G/A                  Page 5 of 13 Pages


     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Highbridge Convertible Arbitrage Master Fund, L.P.
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    0
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            0
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            0%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            PN
-----------------------------------------------------------------------

CUSIP No. 83001P109                   13G/A                  Page 6 of 13 Pages


-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Highbridge Capital Management, LLC               20-1901985
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                     0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    250,000 shares of Common Stock

                    75,000 Preferred Shares, convertible into 89,925 shares of Common Stock

                    Options to purchase 20,000 shares of Common Stock
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    250,000 shares of Common Stock

                    75,000 Preferred Shares, convertible into 89,925 shares of Common Stock

                    Options to purchase 20,000 shares of Common Stock
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            250,000 shares of Common Stock

            75,000 Preferred Shares, convertible into 89,925 shares of Common Stock

            Options to purchase 20,000 shares of Common Stock
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [ ]
----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            0.38%
----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            OO - Limited Liability Company
-----------------------------------------------------------------------

CUSIP No. 83001P109                   13G/A                  Page 7 of 13 Pages


-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Glenn Dubin
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    250,000 shares of Common Stock

                    75,000 Preferred Shares, convertible into 89,925 shares of Common Stock

                    Options to purchase 20,000 shares of Common Stock
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    250,000 shares of Common Stock

                    75,000 Preferred Shares, convertible into 89,925 shares of Common Stock

                    Options to purchase 20,000 shares of Common Stock
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            250,000 shares of Common Stock

            75,000 Preferred Shares, convertible into 89,925 shares of Common Stock

            Options to purchase 20,000 shares of Common Stock
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            0.38%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
-----------------------------------------------------------------------

CUSIP No. 83001P109                   13G/A                  Page 8 of 13 Pages


-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Henry Swieca
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    250,000 shares of Common Stock

                    75,000 Preferred Shares, convertible into 89,925 shares of Common Stock

                    Options to purchase 20,000 shares of Common Stock
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    250,000 shares of Common Stock

                    75,000 Preferred Shares, convertible into 89,925 shares of Common Stock

                    Options to purchase 20,000 shares of Common Stock
-----------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,000 shares of Common Stock

            75,000 Preferred Shares, convertible into 89,925 shares of Common Stock

            Options to purchase 20,000 shares of Common Stock
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            0.38%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
-----------------------------------------------------------------------

CUSIP No. 83001P109                   13G/A                  Page 9 of 13 Pages


This Amendment No. 2 (this "Amendment") amends the statement on Schedule 13G filed on January 11, 2006, as amended by Amendment No. 1 filed on February 14, 2007 (as amended, the "Schedule 13G") with respect to shares of common stock (the "Common Stock") of Six Flags, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 2(a), 2(b), 2(c), 4, 5 and 8 in their entirety as set forth below.

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office or, if none, Residence
Item 2(c).  Citizenship

           Highbridge International LLC
           The Cayman Corporate Centre, 4th Floor
           27 Hospital Road
           Grand Cayman, Cayman Islands, British West Indies
           Citizenship:  Cayman Islands, British West Indies

           Highbridge Fixed Income Opportunity Master Fund, L.P.
           c/o Harmonic Fund Services
           The Cayman Corporate Centre, 4th Floor
           27 Hospital Road
           Grand Cayman, Cayman Islands, British West Indies
           Citizenship:  Cayman Islands, British West Indies

           Highbridge Fixed Income Opportunity Institutional Fund, Ltd. c/o Harmonic Fund Services
           The Cayman Corporate Centre, 4th Floor
           27 Hospital Road
           Grand Cayman, Cayman Islands, British West Indies
           Citizenship:  Cayman Islands, British West Indies

           Highbridge Convertible Arbitrage Master Fund, L.P.
           c/o Highbridge Capital Management, LLC
           9 West 57th Street, 27th Floor
           New York, New York 10019
           Citizenship: Cayman Islands, British West Indies

           Highbridge Capital Management, LLC
           9 West 57th Street, 27th Floor
           New York, New York  10019
           Citizenship:  State of Delaware

           Glenn Dubin
           c/o Highbridge Capital Management, LLC
           9 West 57th Street, 27th Floor
           New York, New York 10019
           Citizenship:  United States

           Henry Swieca
           c/o Highbridge Capital Management, LLC
           9 West 57th Street, 27th Floor
           New York, New York 10019
           Citizenship:  United States

Due to a change in the reporting structure of Highbridge Capital Management, LLC, Highbridge Master L.P., Highbridge Capital Corporation, Highbridge Capital

CUSIP No. 83001P109                   13G/A                 Page 10 of 13 Pages


L.P., Highbridge GP, Ltd. and Highbridge GP, LLC, are no longer Reporting
Persons.


Item 4.     Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)    Amount beneficially owned:

            As of the date of this filing, (i) Highbridge International, LLC, may be deemed the beneficial owner of 250,000 shares of Common Stock and 75,000 Preferred Shares, convertible into 89,925 shares of Common Stock, (ii) Highbridge Fixed Income Opportunity Master Fund, L.P. may be deemed the beneficial owner of Options to purchase 14,000 shares of Common Stock, (iii) Highbridge Fixed Income Opportunity Institutional Fund, Ltd. may be deemed the beneficial owner of Options to purchase 6,000 shares of Common Stock and (iv) each of Highbridge Capital Management, LLC, Glenn Dubin and Harry Swieca may be deemed the beneficial owner of the 250,000 shares of Common Stock and 75,000 Preferred Shares, convertible into 89,925 shares of Common Stock held by Highbridge International LLC, the Options to purchase 14,000 shares of Common Stock held by Highbridge Fixed Income Opportunity Master Fund, L.P. and the Options to purchase 6,000 shares of Common Stock held by Highbridge Fixed Income Opportunity Institutional Fund, Ltd.

            Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC., Highbridge Fixed Income Opportunity Master Fund, L.P. and Highbridge Fixed Income Opportunity Institutional Fund, Ltd. Glenn Dubin is a Co-Chief Executive Officer of Highbridge Capital Management, LLC. Henry Swieca is a Co-Chief Executive Officer of Highbridge Capital Management, LLC. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Common Stock owned by another Reporting Person. In addition, each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of Common Stock owned by Highbridge International LLC.

     (b)    Percent of class:

            The Company's quarterly report on Form 10-Q filed on August 3, 2007, indicates there were 94,689,728 shares of Common Stock outstanding as of August 1, 2007. Therefore, based on the Company's outstanding shares of Common Stock and the Common Stock issuable upon the conversion of the Preferred Shares and the exercise of the Options (i) Highbridge International, LLC may be deemed to beneficially own 0.36% of the outstanding shares of Common Stock of the Company,
(ii) Highbridge Fixed Income Opportunity Master Fund, L.P. may be deemed to beneficially own 0.01% of the outstanding shares of Common Stock of the Company,
(iii) Highbridge Fixed Income Opportunity Institutional Fund, Ltd. may be deemed to beneficially own 0.00% of the outstanding shares of Common Stock of the Company and (iv) each of Highbridge Capital Management, LLC, Glenn Dubin and Harry Swieca may be deemed to beneficially own 0.38% of the outstanding shares of Common Stock of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.


     (c)    Number of shares as to which such person has:

CUSIP No. 83001P109                   13G/A                 Page 11 of 13 Pages


               (i)    Sole power to vote or to direct the vote

                      0

               (ii)   Shared power to vote or to direct the vote

                      See Item 4(a) above.

               (iii) Sole power to dispose or to direct the disposition of

                      0

               (iv) Shared power to dispose or to direct the disposition of

                       See Item 4(a) above.

Item 5.     Ownership of Five Percent or Less of a Class

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 8.     Identification and Classification of Members of the Group

            See Exhibit I.


Exhibits:

Exhibit I: Joint Filing Agreement, dated as of August 31, 2007, by and among Highbridge International LLC, Highbridge Fixed Income Opportunity Master Fund, L.P., Highbridge Fixed Income Opportunity Institutional Fund, Ltd., Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca.

CUSIP No. 83001P109                   13G/A                 Page 12 of 13 Pages

SIGNATURES

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: August 31, 2007


HIGHBRIDGE INTERNATIONAL LLC              HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By: Highbridge Capital Management, LLC
    its Trading Manager                   By: /s/ Carolyn Rubin
                                             --------------------------------
                                          Name: Carolyn Rubin
                                          Title: Managing Director
By: /s/ Carolyn Rubin
    ------------------------------
Name: Carolyn Rubin
Title: Managing Director

HIGHBRIDGE FIXED INCOME OPPORTUNITY       HIGHBRIDGE FIXED INCOME OPPORTUNITY
MASTER FUND, L.P.                         INSTITUTIONAL FUND, LTD.

By: Highbridge Capital Management, LLC    By: Highbridge Capital Management, LLC
    its trading manager                       its trading manager

By: /s/ Carolyn Rubin                     By: /s/ Carolyn Rubin
    ------------------------------            --------------------------------
Name: Carolyn Rubin                       Name: Carolyn Rubin
Title: Managing Director                  Title: Managing Director





/s/ Henry Swieca                          /s/ Glenn Dubin
-----------------------                   -----------------------------
HENRY SWIECA                              GLENN DUBIN

CUSIP No. 83001P109                   13G/A                 Page 13 of 13 Pages


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, $0.025 par value, of Six Flags, Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: August 31, 2007


HIGHBRIDGE INTERNATIONAL LLC              HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By: Highbridge Capital Management, LLC
    its Trading Manager                   By: /s/ Carolyn Rubin
                                              --------------------------------
                                          Name: Carolyn Rubin
                                          Title: Managing Director
By: /s/ Carolyn Rubin
    ------------------------------
Name: Carolyn Rubin
Title: Managing Director

HIGHBRIDGE FIXED INCOME OPPORTUNITY       HIGHBRIDGE FIXED INCOME OPPORTUNITY
MASTER FUND, L.P.                         INSTITUTIONAL FUND, LTD.

By: Highbridge Capital Management, LLC    By: Highbridge Capital Management, LLC
    its trading manager                       its trading manager

By: /s/ Carolyn Rubin                     By: /s/ Carolyn Rubin
    ------------------------------            --------------------------------
Name: Carolyn Rubin                       Name: Carolyn Rubin
Title: Managing Director                  Title: Managing Director





/s/ Henry Swieca                          /s/ Glenn Dubin
-----------------------                   -----------------------------
HENRY SWIECA                              GLENN DUBIN